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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

National General Holdings Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

636220 303
(CUSIP Number)

Leah Karfunkel
c/o National General Holdings Corp.
59 Maiden Lane, 38th Floor
New York, NY 10038
(212) 380-9500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)
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CUSIP No. 636220 303	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leah Karfunkel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,594,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 44,594,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,594,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.48%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 636220 303	13D	Page 3 of 4 Pages

EXPLANATORY NOTE

This Amendment No. 5 (the “Amendment No. 5”) amends and supplements the initial Schedule 13D (the “Schedule 13D”), as filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2014, as amended and supplemented by the Schedule 13D/A filed on July 30, 2015, as amended and supplemented by the Schedule 13D/A filed on August 18, 2015, as amended and supplemented by the Schedule 13D/A filed on June 10, 2016, as amended and supplemented by the Schedule 13D/A filed on June 15, 2017, by Leah Karfunkel with respect to the common stock, par value $0.01 per share (the “Common Stock”), of National General Holdings Corp., a Delaware corporation (the “Issuer”). The purpose of this filing is to report the decrease in beneficial ownership of Leah Karfunkel solely as a result of the increase in the aggregate number of outstanding shares of the Issuer’s Common Stock. Except as specifically amended and supplemented by this Amendment No. 5, the Schedule 13D remains in full force and effect. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

Item 4.    Purpose of Transaction.

The purpose of this filing is to report the updated beneficial ownership percentage of Leah Karfunkel solely as a result of the increase in the aggregate number of outstanding shares of the Issuer’s Common Stock.

Item 5.    Interest in Securities of the Issuer.

(a)
As of the date hereof, Leah Karfunkel, as co-trustee of the Michael Karfunkel Family 2005 Trust (the “Family Trust”) and trustee of the Leah Karfunkel 2016-NG GRAT (the “GRAT”) and individually directly and indirectly owns 44,594,570 shares of Common Stock, with her total beneficial ownership representing 39.48% of the Issuer’s 112,952,595 outstanding shares of Common Stock as of February 20, 2019.

(b)	Leah Karfunkel has sole voting and dispositive power with respect to the shares of the Issuer’s Common Stock beneficially owned by her.

(c)	None.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1 - Limited Power of Attorney, dated July 28, 2015, executed by Barry D. Zyskind (incorporated by reference to Exhibit A to the Schedule 13D/A, dated July 28, 2015, filed by Michael Karfunkel, Leah Karfunkel and AmTrust International Insurance, Ltd.).

CUSIP No. 636220 303	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2019

By: /s/ Leah Karfunkel
Name: Leah Karfunkel